Exhibit 99.1

                                                            Execution Version
                                                            -----------------


                              VOTING AGREEMENT

     This VOTING AGREEMENT (this "Agreement") is entered into as of September 11, 2004, by and among WPP Group plc, an English public limited company ("Parent"), Abbey Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and Mr. Edward H. Meyer (the "Stockholder").

                            W I T N E S S E T H:

     WHEREAS, as of the date of this Agreement, the Stockholder beneficially owns shares of (i) Common Stock, par value $.01 per share, of Grey Global Group Inc., a Delaware corporation (the "Company") (the "Common Stock"), and (ii) Limited Duration Class B Common Stock, par value $.01 per share, of the Company (each of which entitles its holder to 10 votes per share) (the "Class B Common Stock" and, together with the Common Stock, the "Company Common Stock");

     WHEREAS, concurrently herewith, Parent, Merger Sub and the Company are entering into an Agreement and Plan of Merger, dated as of this date (the "Merger Agreement"), pursuant to which the Company will merge with and into Merger Sub and Merger Sub will survive as a wholly-owned subsidiary of Parent (the "Merger"), and each share of Company Common Stock will be converted into the right to receive cash or American Depository Shares of Parent ("Parent Depository Shares") (each of which represents five ordinary shares of nominal value 10p each of Parent ("Parent Ordinary Shares")) or Parent Ordinary Shares in lieu of Parent Depository Shares, in accordance with the terms of the Merger Agreement;

     WHEREAS, concurrently herewith, Parent, the Company and the Stockholder are entering into an employment agreement, dated as of this date (the "Employment Agreement"); and

     WHEREAS, as a condition to the willingness of Parent and Merger Sub to enter into the Merger Agreement, and as an inducement and in consideration therefor, Parent and Merger Sub have required that the Stockholder agree, and the Stockholder has agreed, to enter into this Agreement.

     NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained in this Agreement, the parties, intending to be legally bound, hereby agree as follows:

                                 ARTICLE I
                                DEFINITIONS
                                -----------

     SECTION 1.1 Defined Terms. For purposes of this Agreement, terms used in this Agreement that are defined in the Merger Agreement but not in this Agreement shall have the respective meanings ascribed to them in the Merger Agreement.

     SECTION 1.2    Other Definitions.  For purposes of this Agreement:

     (a) "Company Options" means options to acquire Company Common Stock granted to the Stockholder by the Company and held by the Stockholder as of the date of this Agreement.

     (b) "New Shares" means any shares of capital stock of the Company (other than Owned Shares) over which the Stockholder acquires beneficial ownership at any time during the Voting Period (but excluding any shares of Company Common Stock beneficially owned by the Stockholder solely by reason of his membership on the committee responsible for the administration of the Company's Employee Stock Ownership Plan and any Option Shares).

     (c) "Option Shares" means any shares of Company Common Stock issued or issuable upon the exercise of Company Options.

     (d) "Owned Shares" means all of the shares of Company Common Stock beneficially owned by the Stockholder as of the date of this Agreement (but excluding any shares of Company Common Stock beneficially owned by the Stockholder solely by reason of his membership on the committee responsible for the administration of the Company's Employee Stock Ownership Plan and any Option Shares). In the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or the like, the "Owned Shares" shall be deemed to refer to and include the Owned Shares (as defined in the prior sentence) as well as all stock dividends and distributions and any securities into which or for which any or all of those Owned Shares may be changed or exchanged or which are received in the transaction.

     (e) "Permitted Transferee" means, with respect to the Stockholder or any Permitted Transferee, lineal descendants of the Stockholder or Permitted Transferee, spouses of any of the foregoing, legal representatives or estates of any of the foregoing, trusts maintained for the benefit of any of the foregoing or for the benefit of charitable foundations or organizations, and corporations, charitable foundations or organizations controlled by any of the foregoing or charitable foundations or organizations of which one or more of the foregoing is a director, in each case only if such parties agree to be bound by the terms of this Agreement.

     (f) "Representative" means, with respect to any particular person, any director, officer, employee, accountant, consultant, legal counsel, investment banker, advisor, agent or other representatives of that person.

     (g) "Voting Period" means the period from and including the date of this Agreement through and including the earliest to occur of (i) the approval and adoption of the Merger Agreement by the Merger Requisite Votes and (ii) the termination of the Merger Agreement in accordance with its terms.

     (h) "Transfer" means sell, transfer, tender, pledge, encumber, hypothecate, assign or otherwise dispose, by operation or law or otherwise.

                                ARTICLE II
                   VOTING AGREEMENT AND IRREVOCABLE PROXY
                   --------------------------------------

     SECTION 2.1    Agreement to Vote.

     (a) The Stockholder hereby agrees that, during the Voting Period, he shall vote or execute consents, as applicable, with respect to the Owned Shares, any New Shares and any Option Shares beneficially owned by him as of the applicable record date (or cause to be voted or a consent to be executed with respect to the Owned Shares, any New Shares and any Option Shares beneficially owned by him as of the applicable record date) in favor of the approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement, at any meeting (or any adjournment or postponement thereof) of, or in connection with any proposed action by written consent of, the holders of any class or classes of capital stock of the Company at or in connection with which any of the holders vote or execute consents with respect to any of the foregoing matters.

     (b) The Stockholder hereby agrees that, during the Voting Period, he shall vote or execute consents, as applicable, with respect to the Owned Shares, any New Shares and any Option Shares beneficially owned by him as of the applicable record date (or cause to be voted or a consent to be executed with respect to the Owned Shares, any New Shares and any Option Shares beneficially owned by him as of the applicable record date) against each of the matters set forth in clauses (i), (ii), (iii) or (iv) below at any meeting (or any adjournment or postponement thereof) of, or in connection with any proposed action by written consent of, the holders of any class or classes of capital stock of the Company at or in connection with which any of the holders vote or execute consents with respect to any of the following matters:

          (i) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or of the Stockholder contained in this Agreement;

          (ii) any action, proposal, transaction or agreement involving the Company or any of its subsidiaries that would reasonably be expected to prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the Merger and the other transactions contemplated by the Merger Agreement;

          (iii) any Acquisition Proposal made prior to the termination of the Merger Agreement, other than an Acquisition Proposal made by Parent; and

          (iv) any amendment to the Company's Certificate of Incorporation or By-laws.

     (c) Any vote required to be cast or consent required to be executed pursuant to this Section 2.1 shall be cast or executed in accordance with the applicable procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present (if applicable) and for purposes of recording the results of that vote or consent. Nothing contained in this Section 2.1 shall require the Stockholder to vote or execute any consent with respect to any Option Shares not issued upon the exercise of a Company Option prior to the applicable record date for that vote or consent.

     SECTION 2.2 Grant of Irrevocable Proxy. The Stockholder hereby irrevocably appoints Parent and any designee of Parent, and each of them individually, as the Stockholder's proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or execute consents during the Voting Period, with respect to the Owned Shares, any New Shares and any Option Shares, in accordance with Section 2.1. This proxy is given to secure the performance of the duties of the Stockholder under this Agreement. The Stockholder shall not directly or indirectly grant any person any proxy (revocable or irrevocable), power of attorney or other authorization with respect to any of the Owned Shares, New Shares or any Option Shares that is inconsistent with Sections 2.1 and 2.2.

     SECTION 2.3 Nature of Irrevocable Proxy. The proxy and power of attorney granted pursuant to Section 2.2 by the Stockholder shall be irrevocable during the Voting Period, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by the Stockholder, and the Stockholder acknowledges that the proxy constitutes an inducement for Parent and Merger Sub to enter into the Merger Agreement. The power of attorney granted by the Stockholder is a durable power of attorney and shall survive the bankruptcy, death or incapacity of the Stockholder. The proxy and power of attorney granted hereunder shall terminate only upon the expiration of the Voting Period.

                                ARTICLE III
                                 COVENANTS
                                 ---------

     SECTION 3.1 Voting Period Restrictions. The Stockholder agrees that he shall not, and shall not permit any person, directly or indirectly, during the Voting Period, to:

     (a) convert into shares of Common Stock any Owned Shares or New Shares that are shares of Class B Common Stock;

     (b) Transfer any or all of the Owned Shares or New Shares; provided that the foregoing shall not prevent (i) the Transfer of Owned Shares or New Shares upon the death of the Stockholder pursuant to the terms of any trust or will of the Stockholder or by the laws of intestate succession, but only if, and any such Transfer shall be void unless, the transferee executes and delivers to Parent an agreement to be bound by the terms of this Agreement to the same extent as the Stockholder, (ii) the Transfer of Owned Shares or New Shares to a Permitted Transferee, (iii) the Transfer of Owned Shares or New Shares in connection with the payment of the exercise price and/or the satisfaction of any tax withholding obligation arising from the exercise of any stock option required under Section 27 of the Employment Agreement, (iv) the Transfer of any Owned Shares or New Shares held by the Edward & Sandra Meyer Foundation Inc. or (v) the conversion of the Owned Shares and New Shares into the right to receive Merger Consideration pursuant to the Merger in accordance with the terms of the Merger Agreement; or

     (c) deposit any Owned Shares, New Shares or Option Shares in a voting trust or subject any of the Owned Shares or New Shares to any arrangement or agreement with any person (other than Parent) with respect to the voting or the execution of consents with respect to any Owned Shares, New Shares or Option Shares that could restrict his ability to comply with and perform his covenants and obligations under Article II of this Agreement.

     SECTION 3.2 No Shop Obligations of the Stockholder. The Stockholder covenants and agrees with Parent that, during the Voting Period, he shall not and shall not permit any of his Representatives to, directly or indirectly, (i) initiate, solicit or knowingly facilitate or encourage, or respond to, any inquiries with respect to, or the making, submission or reaffirmation of, any Acquisition Proposal, (ii) engage in any discussions, negotiations or other communications relating to an Acquisition Proposal, or (iii) furnish to any person, or provide any person with access to, any confidential information with respect to the Company, this Agreement, the Merger Agreement or any agreement entered into by Parent, the Company and/or the Stockholder in connection therewith or the transactions contemplated hereby or thereby ("Non-Public Information"); provided that the obligations of the Stockholder under this Section 3.2 shall be inoperative during any period of time that the Company is undertaking any of the activities permitted by the third sentence of Section 6.5(a) of the Merger Agreement and, in such case, the Stockholder shall also be permitted to undertake similar activities. Without limiting the generality of the previous sentence, promptly (but in any event within 24 hours) after the Stockholder's receipt of any Acquisition Proposal (including any reaffirmation of any Acquisition Proposal first made prior to the date of this Agreement) or any request for Non-Public Information, the Stockholder shall (i) provide Parent with written notice of the material terms and conditions of any such Acquisition Proposal or request for Non-Public Information, and the identity of the person making such Acquisition Proposal or request for Non-Public Information and (ii) promptly (but in any event within 24 hours) keep Parent informed in all material respects of the status and details (including material amendments or proposed material amendments) of any such Acquisition Proposal or request for Non-Public Information.

     SECTION 3.3 General Covenants. The stockholder agrees that he shall not:

     (a) enter into any agreement, commitment, letter of intent, agreement in principle, or understanding with any person or take any other action that violates or conflicts with or would reasonably be expected to violate or conflict with, or result in or give rise to a violation of or conflict with, his covenants and obligations under this Agreement; or

     (b) take any action that could restrict or otherwise affect his legal power, authority and right to comply with and perform his covenants and obligations under this Agreement.

     SECTION 3.4 Stockholder's Capacity. Parent and Merger Sub acknowledge that the Stockholder is not making any agreement or understanding herein in his capacity as a director or officer of the Company and that the Stockholder is executing this agreement solely in his capacity as the beneficial owner of Company Common Stock and nothing herein shall limit or affect any actions taken by the Stockholder in his capacity as a director or officer of the Company.

                                ARTICLE IV
             REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDER
             -------------------------------------------------

     The Stockholder hereby represents and warrants to Parent and Merger Sub as follows:

     SECTION 4.1 Authorization. The Stockholder has all legal capacity, power and authority to execute and deliver this Agreement and to perform his obligations hereunder. This Agreement has been duly executed and delivered by the Stockholder and constitutes a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms.

     SECTION 4.2 Ownership of Shares. The Owned Shares consist of 149,158 shares of Common Stock and 135,617 shares of Class B Common Stock. The Company Options are exercisable for 50,000 Option Shares. Except as described in the Schedule 13D, as amended to the date hereof, of the Stockholder with respect to Company Common Stock or Forms 3, 4, or 5 filed by the Stockholder on or prior to the date hereof, the Stockholder is the sole beneficial owner of all of the Owned Shares and Option Shares and has the sole power to vote (or cause to be voted or consents to be executed) and to dispose of (or cause to be disposed of) all of the Owned Shares and, upon their issuance, Option Shares. As of the date of this Agreement, the Stockholder does not own or hold any right to acquire any additional shares of any class of capital stock of the Company or other securities of the Company or any interest therein or any voting rights with respect to any securities of the Company. The Owned Shares and Option Shares are not subject to any voting trust agreement or other contract, agreement, arrangement, commitment or understanding to which the Stockholder is a party restricting or otherwise relating to the voting or Transfer of the Owned Shares or Option Shares. The Stockholder has good and valid title to the Owned Shares and Company Options, free and clear of any and all Liens, proxies, voting agreements, adverse claims, options, security interests and demands of any nature or kind whatsoever, other than those created by this Agreement.

     SECTION 4.3 No Conflicts. Except for a filing of an amendment to a
Schedule 13D and a filing of a Form 4 as required by the Exchange Act, (i) no filing with any Governmental Entity, and no authorization, consent or approval of any other person is necessary for the execution of this Agreement by the Stockholder or the performance by the Stockholder of his obligations hereunder and (ii) none of the execution and delivery of this Agreement by the Stockholder, or the performance by the Stockholder of his obligations hereunder shall (A) result in, give rise to or constitute a violation or breach of or a default (or any event which with notice or lapse of time or both would become a violation, breach or default) under any of the terms of any understanding, agreement or other instrument or obligation to which the Stockholder is a party or by which the Stockholder or any of the Owned Shares or Option Shares may be bound, or (B) violate any applicable law, rule, regulation, order, judgment, or decree applicable to the Stockholder, except for any of the foregoing as could not reasonably be expected to impair the Stockholder's ability to perform his obligations under this Agreement in any material respect. Notwithstanding anything to the contrary contained in this Agreement, with respect to any Owned Shares, New Shares and, upon their issuance, Option Shares with respect to which the Stockholder does not have the sole power to vote (or cause to be voted or consents to be executed) and/or the sole power to dispose of (or cause to be disposed of), the Stockholder shall have no obligations hereunder other than to use his reasonable best efforts to cause all of his obligations under this Agreement to be complied with by any person having such power to vote or dispose.

     SECTION 4.4 Reliance by Parent and Merger Sub. The Stockholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by the Stockholder, the performance by the Stockholder of his obligations hereunder and the compliance by the Stockholder with the terms hereof.

                                 ARTICLE V
          REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
          -------------------------------------------------------

     Each of Parent and Merger Sub hereby represent and warrant to the Stockholder that (i) it has all legal capacity, power and authority to execute and deliver this Agreement and to perform its obligations hereunder and (ii) this Agreement has been duly executed and delivered by it and constitutes a legal, valid and binding obligation of the party, enforceable against it in accordance with the terms of this Agreement.

                                ARTICLE VI
                                TERMINATION
                                -----------

     This Agreement shall terminate upon the earliest to occur of (x) the Effective Time, (y) the termination of the Merger Agreement in accordance with its terms and (z) the election of the Stockholder in his sole discretion to terminate this Agreement promptly following any amendment of any term or provision of the original unamended Merger Agreement dated as of the date hereof that reduces or changes the form of consideration payable pursuant to such Merger Agreement or otherwise amends such Merger Agreement in a manner adverse to the Stockholder in a material respect; provided, that, with respect to termination pursuant to clause (x) above, Sections 7.1 and 7.4 through 7.15 shall survive such termination Notwithstanding the foregoing, termination of this Agreement shall not prevent any party from seeking any remedies (at law or in equity) against any other party for that party's breach of any of the terms of this Agreement prior to the date of termination.

                                ARTICLE VII
                               MISCELLANEOUS
                               -------------

     SECTION 7.1 Publication. The Stockholder hereby permits Parent, Merger Sub and/or the Company to publish and disclose in press releases, Schedule 13D filings, and the Form F-4 and/or the Company Proxy Statement (including all documents and schedules filed with the SEC) and any other disclosures or filings required by applicable law his identity and ownership of shares of the Company Common Stock, the nature of his commitments, arrangements and understandings pursuant to this Agreement and/or the text of this Agreement.

     SECTION 7.2 HSR Requirements. The Stockholder agrees promptly to make all necessary filings, if any, and thereafter make any other required submissions, if any, with respect to the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement required under the HSR Act or any antitrust and competition laws of any other applicable jurisdiction and any other applicable law. The Stockholder shall cooperate with Parent in connection with the making of the filings referenced in the preceding sentence.

     SECTION 7.3 Appraisal Rights. Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger or the adoption of the Merger Agreement that he may have under applicable law and shall not permit any such rights of appraisal or rights of dissent to be exercised with respect to the Owned Shares, any New Shares or any Option Shares.

     SECTION 7.4 Affiliate Agreement. The Stockholder agrees to execute an agreement contemplated by Section 6.13 of the Merger Agreement as soon as practicable after the date of this Agreement.

     SECTION 7.5 Further Actions. Each of the parties agrees that it will use its reasonable best efforts to do all things necessary to effectuate the terms of this Agreement.

     SECTION 7.6 Fees and Expenses. Except as otherwise expressly set forth in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring the cost or expense whether or not the Merger is consummated.

     SECTION 7.7 Amendments, Waivers, etc. This Agreement may be amended by the parties at any time. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. Except as provided in this Agreement, no action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking the action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

     SECTION 7.8 Enforcement of Agreement; Specific Performance. The Stockholder agrees and acknowledges that Parent and Merger Sub would suffer irreparable damage in the event that any of the obligations of Stockholder in this Agreement were not performed in accordance with its specific terms or if the Agreement was otherwise breached by the Stockholder. It is accordingly agreed by the Stockholder that Parent shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which Parent may be entitled at law or in equity.

     SECTION 7.9 Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission or by courier service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

     (a) If to the Parent or Merger Sub, addressed to it at:

               c/o WPP Group plc
               27 Farm Street
               London  W1J 5RJ
               England
               Fax:  +44 207 409 7502
               Attn:  Group Chief Executive

               with a copy (which shall not constitute notice) to:

               Fried, Frank, Harris, Shriver & Jacobson LLP
               One New York Plaza
               New York, NY 10004
               Fax:  (212) 859-4000
               Attn:  Arthur Fleischer, Jr., Esq.
                      Philip Richter, Esq.

     (b) If to the Stockholder, addressed to him at:

               c/o Grey Global Group Inc.
               777 Third Avenue
               New York, NY 10017
               USA
               Fax:  (212) 546-1495

               with a copy (which shall not constitute notice) to:

               Davis Polk & Wardwell
               450 Lexington Avenue
               New York, NY 10017
               Fax: (212) 450-3800
               Attn:  Dennis Hersch, Esq.

or to that other address as any party shall specify by written notice so given, and notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered.

     SECTION 7.10 Headings; Titles. Headings and titles of the Articles and Sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretative effect whatsoever.

     SECTION 7.11 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of this invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. Upon determination that any term or other provision is invalid or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement as to effect the original intent of the parties as closely as possible in acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

     SECTION 7.12 Entire Agreement. This Agreement (together with the Merger Agreement, to the extent referred to in this Agreement) and any documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party unless made in writing and signed by all parties.

     SECTION 7.13 Assignment; Binding Effect; No Third Party Beneficiaries; Further Action. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties, except that each of Parent and/or Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any affiliate of Parent. This Agreement shall be binding upon and shall inure to the benefit of Parent and Merger Sub and their respective successors and assigns and shall be binding upon the Stockholder and his heirs, executors and administrators. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any person (other than, in the case of Parent and Merger Sub, their respective successors and assigns and, in the case of the Stockholder, his heirs, executors and administrators) any rights, remedies, obligations or liabilities under or by reason of this Agreement. The Stockholder shall take any further action and execute any other instruments as may be necessary to effectuate the intent of this Agreement.

     SECTION 7.14 Mutual Drafting. Each party has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. This Agreement shall not be deemed to have been prepared or drafted by any one party or another or any party's attorneys.

     SECTION 7.15 Governing Law and Consent to Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its rules of conflict of laws. The Stockholder hereby irrevocably and unconditionally consents to submit to the jurisdiction of the federal courts located in the State of Delaware or any Delaware state courts (and, if appropriate, appellate courts therefrom) in connection with any action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any suit, action or proceeding relating thereto except in those courts), waives any defense or objection his may have or hereafter have relating to the laying of venue of any suit, action or proceeding in any such courts and agrees not to plead or claim that any suit, action or proceeding brought therein has been brought in an inconvenient forum.

     SECTION 7.16 Counterparts; Facsimiles. This Agreement may be executed by the parties in separate counterparts, each of which when so executed and delivered shall be an original, but all counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies each signed by less than all, but together signed by all of the parties. This Agreement or any counterpart may be executed and delivered by facsimile copies, each of which shall be deemed an original.

                         (Signature page follows.)

     IN WITNESS WHEREOF, Parent, Merger Sub and the Stockholder have caused this Agreement to be duly executed as of the day and year first above written.

                                      WPP GROUP PLC


                                         By: /s/ Paul Richardson
                                            ----------------------------
                                             Name:  Paul Richardson
                                             Title: Group Finance Director


                                      ABBEY MERGER CORPORATION


                                         By: /s/ Paul Richardson
                                            ----------------------------
                                             Name:  Paul Richardson
                                             Title: President



                                           /s/ Edward H. Meyer
                                         -------------------------------
                                         Mr. Edward H. Meyer, in his
                                         capacity as the Stockholder